FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of July 2013

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Signatures

Unaudited Condensed Interim Balance Sheets

Unaudited Condensed Interim Statements of Earnings (Loss)

Unaudited Condensed Interim Statements of Comprehensive Loss

Unaudited Condensed Interim Statements of Changes in Shareholders’ Equity

Unaudited Condensed Interim Statements of Cash Flows

Unaudited Notes to Interim Financial Statements

General Information

Basis of preparation

Changes in accounting policies

Reconciliation of mining properties

Detail of mining properties

Royalty interest in mining properties

Accounts payable and accrued liabilities

Share capital

Stock options

Earnings per share

General administrative expenses

General exploration costs

Cash flows

Financial instruments and fair value measurement

Commitments

Management’s Discussion and Analysis

CEO Certification

CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: July 11, 2013

CONDENSED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MAY 31, 2013

VIRGINIA MINES INC. Unaudited Condensed Interim Balance Sheets

(expressed in Canadian dollars)

	As at	As at
	May 31, 2013	February 28, 2013
Assets

Current assets
Cash	$6,008,349	$4,057,508
Short-term investments	36,395,739	37,111,095
Tax credits for mining exploration and commodity taxes receivable	2,491,353	2,344,559
Other amounts receivable	49,646	60,296
Prepaid expenses	231,030	122,536
	45,176,117	43,695,994

Non-current assets
Mining properties (note 4)	59,094,929	58,857,272
Royalty interest in mining properties (note 5)	425,763	233,363
Property, plant and equipment	710,467	728,977
Deferred tax assets	1,380,148	1,298,006
	$106,787,424	$104,813,612

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 6)	$4,121,282	$3,966,973
Current portion of deferred lease inducements	9,404	9,404
	4,130,686	3,976,377

Non-current liabilities
Deferred lease inducements	98,743	101,094
Deferred tax liabilities	4,047,108	4,019,246
Deferred royalties	5,130,660	4,825,300
	9,276,511	8,945,640

Shareholders' Equity

Share capital (note 7)	133,702,721	130,396,873
Stock options (note 8)	7,523,608	7,523,608
Contributed surplus	480,819	480,819
Deficit	(49,442,540)	(48,039,245)
Accumulated other comprehensive income	1,115,619	1,529,540
	93,380,227	91,891,595
	$106,787,424	$104,813,612
Commitments (note 14)

The accompanying notes are an integral part of these condensed interim financial statements.

Approved by the Board of Directors

(signed) André Gaumond	, Director	(signed) André Lemire	, Director

VIRGINIA MINES INC. Unaudited Condensed Interim Statements of Earnings (Loss)

(expressed in Canadian dollars)

	Three-Month Periods Ended May 31,
	2013	2012

Expenses
Salaries	$315,178	$292,112
Professional and maintenance fees	145,529	71,901
General administrative expenses (note 10)	237,252	258,725
Depreciation of property, plant and equipment	24,734	15,924
General exploration costs (note 11)	189,958	304,746
Cost of mining properties abandoned or written off	1,783,684	74,645
	2,696,335	1,018,053

Other income (expenses)
Dividends	66,106	63,771
Interest	201,814	211,616
Fees invoiced to partners	60,954	225,253
Loss on sale of mining property	-	(5,722)
Gain on sale of available-for-sale investments	153,736	125,329
Gain on investments held for trading	14,246	-
Loss on investments designated as held for trading	(1,105)	(5,433)
	495,751	614,814

Loss before income taxes	(2,200,584)	(403,239)
Deferred tax recovery	797,289	677,940
Net earnings (loss)	$(1,403,295)	$274,701

Per share (note 9)

Basic net earnings (loss)	$(0.043)	$0.009

Diluted net earnings (loss)	$(0.043)	$0.008

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Condensed Interim Statements of Comprehensive Loss

(expressed in Canadian dollars)

	Three-Month Periods Ended May 31,
	2013	2012

Net earnings (loss)	$(1,403,295)	$274,701

Other comprehensive loss
Items that may be reclassified subsequently to net earnings (loss)
Unrealized loss on available-for-sale investments, net of income tax
recovery of $43,646 ($85,248 in 2012)	(280,862)	(548,568)
Reclassification of gains on available-for-sale investments realized upon
sale, net of income tax expense of $20,677 ($16,857 in 2012)	(133,059)	(108,472)

	(413,921)	(657,040)

Comprehensive loss	$(1,817,216)	$(382,339)

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Condensed Interim Statements of Changes in Shareholders’ Equity

(expressed in Canadian dollars)

	Share capital	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
	$	$	$	$	$	$

Balance as at March 1, 2013	130,396,873	7,523,608	480,819	(48,039,245)	1,529,540	91,891,595

Net loss	-	-	-	(1,403,295)	-	(1,403,295)

Unrealized loss on available-for-sale
investments, net of related income taxes	-	-	-	-	(280,862)	(280,862)

Reclassification of gain on available-for-
sale investments realized upon sale, net of
related income taxes	-	-	-	-	(133,059)	(133,059)

Comprehensive loss for the period	-	-	-	(1,403,295)	(413,921)	(1,817,216)

Issuance of shares for cash consideration	3,284,820	-	-	-	-	3,284,820

Issuance of shares for acquisition of royalty
interest in mining property	192,400	-	-	-	-	192,400

Share issue expenses	(171,372)	-	-	-	-	(171,372)

Balance as at May 31, 2013	133,702,721	7,523,608	480,819	(49,442,540)	1,115,619	93,380,227

	Share capital	Warrants	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
	$	$	$	$	$	$	$

Balance as at March 1, 2012	124,688,911	14,358	6,625,705	385,549	(45,136,428)	1,590,963	88,169,058

Net earnings	-	-	-	-	274,701	-	274,701

Unrealized loss on available-for-sale
investments, net of related income taxes	-	-	-	-	-	(548,568)	(548,568)

Reclassification of gains on available-for-
sale investments realized upon sale, net of
related income taxes	-	-	-	-	-	(108,472)	(108,472)

Comprehensive loss for the period	-	-	-	-	274,701	(657,040)	(382,339)

Stock options exercised	328,557	-	(120,707)	-	-	-	207,850

Stock options cancelled	-	-	(43,169)	43,169	-	-	-

Share issue expenses	(676)	-	-	-	-	-	(676)

Balance as at May 31, 2012	125,016,792	14,358	6,461,829	428,718	(44,861,727)	933,923	87,993,893

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Condensed Interim Statements of Cash Flows

(expressed in Canadian dollars)

	Three-Month Periods Ended May 31,
	2013	2012

Cash flows used in operating activities
Net earnings (loss)	$(1,403,295)	$274,701

Adjustments for :
Deferred tax recovery	(797,289)	(677,940)
Loss on investments designated as held for trading	1,105	5,433
Gain on investments held for trading	(14,246)	-
Gain on sale of available-for-sale investments	(153,736)	(125,329)
Loss on sale of mining property	-	5,722
Cost of mining properties abandoned or written off	1,783,684	74,645
Depreciation of property, plant and equipment	24,734	15,924
Amortization of deferred lease inducements	(2,351)	-
	(561,394)	(426,844)

Variation in deferred royalties	305,360	296,050

Changes in items of working capital
Tax credits for mining exploration and commodity taxes receivable	(146,794)	(242,593)
Other amounts receivable	114,615	421,766
Prepaid expenses	(108,494)	(235,869)
Accounts payable and accrued liabilities	(8,868)	(2,592,327)
	(149,541)	(2,649,023)
	(405,575)	(2,779,817)

Cash flows from financing activities
Issuance of common shares, net of share issue expenses	5,610,157	188,874

Cash flows used in investing activities
Acquisition of short-term investments	(8,013,461)	(6,720,148)
Disposition of short-term investments	8,313,484	7,971,387
Acquisition of mining properties and capitalized exploration costs	(3,520,040)	(5,730,350)
Change in credit on duties refundable for loss and
refundable tax credit related to exploration costs	-	889,264
Acquisition of property, plant and equipment	(33,724)	(64,848)
	(3,253,741)	(3,654,695)

Net change in cash	1,950,841	(6,245,638)
Cash - Beginning of period	4,057,508	10,364,713
Cash - End of period	$6,008,349	$4,119,075

Interest received	$303,134	$294,925
Dividends received	$66,106	$63,771

Supplemental information (note 12)

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month periods ended May 31, 2013 and 2012

(expressed in Canadian dollars)

1

General information

Virginia Mines Inc. (the "Company"), incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to continue the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The address of its registered office is 300 St-Paul, Suite 200, Quebec City, Quebec, Canada.

2

Basis of preparation

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of condensed interim financial statements, including IAS 34, Interim Financial Reporting, and using the same accounting policies and methods of computation as our most recent annual financial statements, except for the changes in accounting policies presented in note 3. The condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended February 28, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim financial statements were approved by the Board of Directors for issue on July 11, 2013.

3

Changes in accounting policies

The Company has adopted the following new and revised standards, along with any consequential amendments, effective March 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IAS 1, Presentation of Financial Statements, (“IAS 1”)

The Company has adopted the amendments to IAS 1 effective March 1, 2013. These amendments required the Company to group other comprehensive income items based on whether or not they may be reclassified to net earnings or loss in the future. These changes did not result in any adjustments to other comprehensive loss or comprehensive loss.

IFRS 10, Consolidated Financial Statements, (“IFRS 10”)

IFRS 10 replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only of the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The adoption of IFRS 10 did not affect the Company's financial statements.

IFRS 11, Joint Arrangements, (“IFRS 11”)

IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). We conducted a review of our working interests and determined that the adoption of IFRS 11 did not result in any change in the accounting treatment of these working interests.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month periods ended May 31, 2013 and 2012

(expressed in Canadian dollars)

IFRS 12, Disclosure of Interest in Other Entities, (“IFRS 12”)

IFRS 12 establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosures that address the nature of, and risks associated with, an entity’s interests in other entities. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11. The adoption of IFRS 12 did not affect the Company's financial statements.

IFRS 13, Fair Value Measurement, (“IFRS 13”)

IFRS 13 provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on March 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at March 1, 2013.

4	Mining properties

Reconciliation of mining properties

		Acquisition costs
	Exploration costs	Mining properties	Claims	Total
	$	$	$	$

Balance as at February 28, 2013	45,992,971	8,935,283	3,929,018	58,857,272

Costs incurred	1,730,853	1,473	166,332	1,898,658
Mining properties abandoned or written off	(608,505)	(1,025,680)	(149,499)	(1,783,684)
Non-refundable tax adjustment	122,683	-	-	122,683

Balance as at May 31, 2013	47,238,002	7,911,076	3,945,851	59,094,929

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month periods ended May 31, 2013 and 2012

(expressed in Canadian dollars)

Detail of mining properties

	# Claims	Undivided interest	Balance as at March 1, 2013	Costs incurred	Mining properties abandoned or written off and related tax credits	Balance as at May 31, 2013
		%	$	$	$	$
Anatacau	207
Acquisition costs		0	96,346	3,024	-	99,370
Exploration costs			1,338,328	71,050	-	1,409,378
			1,434,674	74,074	-	1,508,748

Ashuanipi	596
Acquisition costs		50	88,949	-	-	88,949
Exploration costs			1,563,678	-	-	1,563,678
			1,652,627	-	-	1,652,627

Baie Payne	471
Acquisition costs		50	605,545	-	-	605,545
Exploration costs			534,849	-	-	534,849
			1,140,394	-	-	1,140,394

Corvet Est	627
Acquisition costs		50	111,912	9,036	-	120,948
Exploration costs			1,647,234	2,886	-	1,650,120
			1,759,146	11,922	-	1,771,068

Coulon	661
Acquisition costs		100	4,949,117	11,536	(1,040,000)	3,920,653
Exploration costs			14,472,752	700,561	12,683	15,185,996
			19,421,869	712,097	(1,027,317)	19,106,649

Éléonore Régional	911
Acquisition costs		100	460,145	10,225	-	470,370
Exploration costs			2,118,111	161,941	-	2,280,052
			2,578,256	172,166	-	2,750,422

Lac Gayot	530
Acquisition costs		100	1,897,727	-	-	1,897,727
Exploration costs			672,310	-	-	672,310
			2,570,037	-	-	2,570,037

(forward)			30,557,003	970,259	(1,027,317)	30,499,945

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month periods ended May 31, 2013 and 2012

(expressed in Canadian dollars)

	# Claims	Undivided interest	Balance as at March 1, 2013	Costs incurred	Mining properties abandoned or written off and related tax credits	Balance as at May 31, 2013
		%	$	$	$	$

(brought forward)			30,557,003	970,259	(1,027,317)	30,499,945

La Grande Sud	188
Acquisition costs		100	77,580	-	-	77,580
Exploration costs			1,577,840	6,691	-	1,584,531
			1,655,420	6,691	-	1,662,111

Lac Pau	802
Acquisition costs		100	162,029	-	-	162,029
Exploration costs			3,339,113	(11,111)	-	3,328,002
			3,501,142	(11,111)	-	3,490,031

Nichicun	298
Acquisition costs		100	77,066	20,736	-	97,802
Exploration costs			2,265,356	6,447	-	2,271,803
			2,342,422	27,183	-	2,369,605

Poste Lemoyne Ext.	605
Acquisition costs		100	1,247,293	36,918	-	1,284,211
Exploration costs			7,051,696	51,369	-	7,103,065
			8,298,989	88,287	-	8,387,276

Trieste	525
Acquisition costs		100	130,615	-	-	130,615
Exploration costs			1,406,821	15,170	-	1,421,991
			1,537,436	15,170	-	1,552,606

Wabamisk	1,004
Acquisition costs		100	848,492	9,928	(54,939)	803,481
Exploration costs			4,914,182	482,708	(345,401)	5,051,489
			5,762,674	492,636	(400,340)	5,854,970

Others
Acquisition costs			2,111,485	66,402	(80,240)	2,097,647
Exploration costs			3,090,701	243,141	(153,104)	3,180,738
			5,202,186	309,543	(233,344)	5,278,385

Total
Acquisition costs			12,864,301	167,805	(1,175,179)	11,856,927
Exploration costs			45,992,971	1,730,853	(485,822)	47,238,002
			58,857,272	1,898,658	(1,661,001)	59,094,929

All mining properties are located in the province of Quebec.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month periods ended May 31, 2013 and 2012

(expressed in Canadian dollars)

5

Royalty interest in mining properties

On May 8, 2013, TerraX Minerals Inc. ("TerraX") granted the Company the option to purchase a 2% NSR on the Northbelt Property in Yellowknife, NWT, in consideration of the issuance of 20,000 shares of the Company. This option will entitle the Company to purchase a 2% NSR on production by payment of $2,000,000 within three months following commencement of production.

6	Accounts payable and accrued liabilities

		As at	As at
		May 31,	February 28,
		2013	2013
		$	$

	Advances from partners	748,740	679,742
	Trade	900,186	2,624,675
	Premium related to flow-through shares	2,472,356	662,556

		4,121,282	3,966,973

7	Share capital

	The share capital issued has varied as follows:

		Three-Month Period Ended May 31, 2013		Year ended February 28, 2013
		Number	$	Number	$

	Balance - beginning of period	32,506,633	130,396,873	31,884,740	124,688,911

	Stock options exercised	-	-	167,250	1,452,309
	Issuance of shares for acquisition of
	mining properties	-	-	7,500	75,345
	Issuance of shares for an acquisition of royalty
	interest in mining property (note 5)	20,000	192,400	-	-
	Issuance of shares for a cash consideration (a)	331,800	3,284,820	447,143	4,314,145
	Share issue expenses	-	(171,372)	-	(133,837)

	Balance - end of period	32,858,433	133,702,721	32,506,633	130,396,873

(a) Detail of the issuance of flow-through shares:

On March 20, 2013, the Company completed a private placement of 331,800 flow-through common shares at a price of $18.10 per share for gross proceeds of $6,005,580. A premium of $2,557,514, net of issue expenses, was accounted for in the Company as premium related to flow-through shares in accounts payable and accrued liabilities. Issue expenses of $385,844 related to this placement were incurred.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month periods ended May 31, 2013 and 2012

(expressed in Canadian dollars)

8

Stock options

The Company has established a stock option plan under which certain key employees, officers, directors and suppliers may be granted stock options of the Company. The number of stock options cannot exceed, at any time, 10% of the number of outstanding shares. Options vest immediately and are exercisable over a maximum period of ten years following the grant date. The stock option price is always higher than the last closing price on the day of grant at the Toronto Stock Exchange.

The following table presents the stock option activity since March 1, 2012 and summarizes information about stock options outstanding and exercisable as at May 31, 2013:

			Three-Month Period Ended May 31, 2013		Year Ended February 28, 2013

				Weighted		Weighted
				average		average
			Number	exercise price	Number	exercise price
				$		$

Outstanding and exercisable - beginning of period			2,193,750	6.55	1,997,000	5.94
Granted			-	-	383,000	9.40
Exercised			-	-	(167,250)	5.43
Cancelled			-	-	(19,000)	9.09
Outstanding and exercisable - end of period			2,193,750	6.55	2,193,750	6.55

The following table summarizes information about stock options outstanding and exercisable as at May 31, 2013:

	Options outstanding and exercisable
				Weighted average exercise price $
			Weighted average remaining contractual life (years)
	Range of exercise
	prices	Number

	$3.21 to $4.44	725,500	3.50	4.07
	$5.22 to $7.68	792,250	5.78	6.50
	$9.00 to $9.87	676,000	8.93	9.27

The fair value of stock options granted has been estimated using the Black & Scholes model with the following assumptions:
					Year Ended
					February 28,
					2013

	Risk-free interest rate				1.38%
	Expected volatility				44%
	Dividend yield				Nil
	Weighted average expected life				69 months
	Weighted average fair value of options granted				$3.98
	Weighted average fair value of share price at the date of the grant				$9.39

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month periods ended May 31, 3013 and 2012

(expressed in Canadian dollars)

9

Earnings per share

For the three-month period ended May 31, 2013, there was no difference between the basic and diluted loss per share since the stock options were anti-dilutive. Accordingly, the diluted loss per share for this period was calculated using the basic weighted average number of shares outstanding.

	Three-Month Periods Ended May 31

	2013	2012

Basic weighted average number of shares outstanding	32,771,303	31,907,349
Stock options	686,903	708,896

Diluted weighted average number of shares outstanding	33,458,206	32,616,245

Items excluded from the calculation of diluted
earnings (loss) per share because the exercise price was
greater than the average quoted value of the common shares
Warrants	-	24,857
Stock options	175,750	-

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month periods ended May 31, 2013 and 2012

(expressed in Canadian dollars)

10	General administrative expenses
		Three-Month Periods Ended May 31,
		2013	2012

	Office rental	$41,238	$31,469
	Administrative and professional services	(6,820)	(5,701)
	Advertising and exhibitions	28,581	37,469
	Travel expenses	34,770	33,970
	Donations and sponsorships	6,055	25,050
	Training and tuition	23,905	4,670
	Insurance	12,044	11,685
	Interest on notices of assessment	-	42,590
	Office expenses and other	97,479	77,523
		$237,252	$258,725

11	General exploration costs
		Three-Month Periods Ended May 31,
		2013	2012

	Salaries and fees	$164,320	$74,941
	Transport	2,084	1,871
	Field expenditures	23,554	9,675
	Other	-	218,259
		$189,958	$304,746

12	Cash flows
	Items not affecting cash
		Three-Month Periods Ended May 31,
		2013	2012

	Related to financing activities:

	Share issue expenses included in accounts payable and
	accrued liabilities	$7,700	$-

	Related to investing activities

	Acquisition of mining properties and exploration costs
	included in accounts payable and accrued liabilities	$340,982	$1,499,327
	Non-refundable tax adjustment included in mining properties	$122,683	$-
	Acquisition of property, plant and equipment included in
	accounts payable and accrued liabilities	$2,434	$-

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month periods ended May 31, 2013 and 2012

(expressed in Canadian dollars)

13	Financial instruments and fair value measurement

	a) Financial instruments

	The classification of financial instruments as at May 31, 2013 and February 28, 2013 is summarized as follows:

						As at May 31, 2013
						Carrying value	Fair value
		At fair value through profit or loss	Available-for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
		$	$	$	$	$	$
	Financial assets
	Cash	-	-	6,008,349	-	6,008,349	6,008,349
	Short-term investments	256,906	36,138,833	-	-	36,395,739	36,395,739
	Other amounts receivable	-	-	49,646	-	49,646	49,646
		256,906	36,138,833	6,057,995	-	42,453,734	42,453,734

	Financial liabilities
	Accounts payable and accrued
	liabilities	-	-	-	1,648,926	1,648,926	1,648,926

						As at February 28, 2013
						Carrying value	Fair value
		At fair value through profit or loss	Available-for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
		$	$	$	$	$	$
	Financial assets
	Cash	-	-	4,057,508	-	4,057,508	4,057,508
	Short-term investments	130,948	36,980,147	-	-	37,111,095	37,111,095
	Other amounts receivable	-	-	60,296	-	60,296	60,296
		130,948	36,980,147	4,117,804	-	41,228,899	41,228,899

	Financial liabilities
	Accounts payable and accrued
	liabilities	-	-	-	3,304,417	3,304,417	3,304,417

The Company's financial assets at fair value through profit or loss comprise convertible debentures and warrants. The available-for-sale assets comprise bonds, trust units and investments in public companies (shares).

Other amounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying value approximates their fair value due to their short-term maturity. Cash is measured at fair value.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month periods ended May 31, 2013 and 2012

(expressed in Canadian dollars)

b) Fair value measurement

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 –

valuation based on quoted prices observed in active markets for identical assets or liabilities.

Level 2 –

valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 –

valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

As at May 31, 2013, the classification of the Company’s financial instruments, recorded at fair value on a recurring basis, was as follows:

	As at May 31, 2013
	Level 1	Level 2	Level 3
	$	$	$
Financial assets

Shares and trust units	5,066,418	535,329	-
Bonds and convertible debentures	-	30,616,600	-
Warrants	-	177,392	-

Total	5,066,418	177,392	-

	As at February 28, 2013
	Level 1	Level 2	Level 3
	$	$	$
Financial assets

Shares and trust units	5,398,895	-	-
Bonds and convertible debentures	-	31,712,200	-

Total	5,398,895	31,712,200	-

No transfer attributable to changes in the observability of market data was made among the fair value measurement hierarchy levels during the three-month period ended May 31, 2013 and the year ended February 28, 2013.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month periods ended May 31, 2013 and 2012

(expressed in Canadian dollars)

The valuation techniques that are used to measure fair value are as follows:

The fair value of shares and trust units is established using the bid price on the most beneficial active market for these instruments that is readily available to the Company. When a bid price is not available, the Company uses the closing price of the most recent transaction on such instrument. If the instrument is on a sale period restriction, the fair value is discounted and the instrument is classified in level 2.

The fair value of warrants, is established through the use of the Black & Scholes pricing model, which uses share price inputs and volatility measurements. If the instrument is on a sale period restriction, the fair value is discounted.

The fair value of bonds and convertible debentures is valued at bid price using independent pricing services or by dealers prices.

Other information

As at May 31, 2013, gross unrealized losses on available-for-sale securities totalled $535,744 ($67,937 as at February 28, 2013). Of this sum, an amount of $41,315 ($16,308 as at February 28, 2013) is related to bonds and results from changes in market interest rates and not to deterioration in the creditworthiness of issuers. The balance of $494,429 ($51,629 as at February 28, 2013) related to common shares is mainly explained by fluctuation of prices in the market. The Company has the ability and intent to hold these securities for a period of time sufficient to allow for recovery in fair value. It assesses that the gross unrealized losses are not significant or prolonged.

The total interest income for financial assets that are not classified as at fair value through profit or loss for the three-month  period ended May 31, 2013 is $170,000 ($189,000 for the three-month period ended May 31, 2012).

14

Commitments

The Company is committed to incurring exploration expenses of $8,005,585 by December 31, 2014 and transferring these expenditures to the subscribers of its flow-through share underwriting completed on January 16, 2013 and March 20, 2013. As at May 31, 2013, the Company spent $2,297,977 according to this commitment.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED MAY 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Any statement or reference to dollar amounts herein shall mean lawful money of Canada unless otherwise indicated.

SCOPE OF MANAGEMENT’S FINANCIAL ANALYSIS

The following analysis should be read in conjunction with the unaudited condensed interim financial statements of Virginia Mines Inc. (the "Company") and the accompanying notes for the three-month periods ended May 31, 2013 and 2012. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 28, 2013, and results of operations, including the section describing the risks and uncertainties.

The information contained herein is dated as of July 11, 2013, date of the approval by the Board of the Management’s Discussion and Analysis and the Financial Statements.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking information and statements, which constitute “forward-looking information” under Canadian securities law and which may be material regarding, among other things, the Company’s beliefs, plans, objectives, estimates, intentions and expectations. Forward-looking information and statements are typically identified by words such as “anticipate”, “believe”, “expect”, “estimate”, “forecast”, “goal”, “intend”, “plan”, “will”, “may”, “should”, “could” and similar expressions. Specific forward-looking information in this document includes, but not limited to, statements with respect to the Company’s future operating and financial results, its exploration activities, its capital expenditure plans and the ability to execute on its future operating, investing and financing strategies.

These forward-looking information and statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

NATURE OF ACTIVITIES

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in mostly unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Achaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

EXPLORATION ACTIVITIES

Activities Summary

During the three-month period ended May 31, 2013, exploration costs rose to $1,921,000 compared to $4,849,000 for the corresponding period of the preceding year. In the recent quarter, the Company was busy completing drilling programs on the

Coulon, Wabamisk and Lac Pau projects. The Company spent quite a lot of time planning the exploration programs that will be carried out in the summer of 2013 on several of its projects.

COULON PROPERTY

During the winter of 2013, the Company carried out an 11-hole drilling program for 8,507 metres on its 100%-owned Coulon, which is located 15 kilometres to the north of the Fontanges airport, Quebec Middle-North. The program aimed at testing the extensions of Lens 257, discovered in the winter of 2012. A hole also tested the depth extension of Lens 201 while another one was drilled in the area of the Tension showing.

Nine holes tested the continuity of Lens 257. Most of these holes crosscut a very fertile volcanic sequence comprising two distinct horizons characterized by strong hydrothermal alterations and disseminated to massive sulphide zones of metric to decametric thicknesses. The main mineralized horizon is associated with a major contact between mafic and felsic volcanics while the other horizon is located within the mafic rocks. The best results were obtained in the north extension of the main horizon with results of 7.15% Zn, 2.39% Cu and 38.77g/t Ag over 24.35 metres in hole CN-13-271, including 9.48% Zn, 3.11% Cu and 46.16 g/t Ag over 15.7 metres, and 14.65% Zn, 2.04% Cu and 35.83 g/t Ag over 7.35 metres in hole CN-13-273. Hole CN-13-271 also crosscut a galena-richer zone of 2.7 metres grading 1.05% Cu, 6.62% Pb, 1,145 g/t Ag and 1.54 g/t Au. The length of these intersections is close to the true thickness. For their parts, holes CN-13-268, CN-13-269B and CN-13-270 intercepted metric intersections yielding sub-economic base metal values.

These results confirm the continuity of Lens 257, which is now followed over a lateral distance of 350 metres at a vertical depth varying between 550 and 800 metres under surface. Lens 257 seems to be a mineralized ore body dipping shallowly to the northwest and weakly plunging to the north-northeast. It remains open at depth, being partly restricted to the north by hole CN-12-272 and to the south by holes CN-13-267 and CN-13-269B. The extensions of the lens towards the surface appear being limited by holes CN-13-266, CN-13-267 and CN-13-272 while holes CN-13-268 and CN-13-269B limit partially the depth extension on two sections.

Elsewhere on the property, hole CN-13-275 confirmed the depth continuity of Lens 201 by intercepting a massive sulphide zone yielding values of 4.73% Zn; 1.32% Cu and 11.7 g/t Ag over 2 metres. This mineralized zone is also found at the contact between mafic and felsic volcanics. Lens 201 is now followed down to a depth of 600 metres under surface, thus lengthening it by 50 metres at depth. Finally, one hole tested a geophysical target in the Tension showing area. A disseminated-sulphide horizon was intercepted at the interface between mafic and felsic volcanics. Although base metal results were not significant, the horizon however confirms the VMS potential of the area.

The Company is quite satisfied with the drilling program at Coulon, which confirmed the continuity of both Lens 257 and Lens 201. Lens 257 now covers more than 350 metres laterally and is open on many fronts including the north front where it could join at depth with Lens 9-25. Lens 257 is located on the west side of a complex fold, the east opposite side of which presents an identical geology already containing three important lenses (08, 9-25 and 44) totalling over 12 million of tons.

During the recent quarter, the Company spent $712,000 on the Coulon project.

WABAMISK PROPERTY

The Company also conducted, during winter 2013, a drilling campaign on its 100%-owned Wabamisk property, located in the Opinaca Reservoir area in James Bay. The property consists of 1,073 designated claims covering a total area of 56 square kilometres within the Eastmain River Archaean volcano-sedimentary belt.

The 29-hole program, for a total of 4,472 metres, tested at shallow depth the Mustang Vein, which yielded up to 23.28 NC (11.14 C) g/t Au over 4.6 metres in channel. It also tested the other showings of the man stripping area as well as a few other geological and geophysical targets on the Wabamisk grid.

Holes testing the Mustang Vein all have intersected the vein and its alteration envelope over submetric to plurimetric widths hence confirming its very good continuity down to a vertical depth of about 125 metres. The vein remains totally open laterally and at depth. In a similar way to the surface channels done in summer 2012, variable drilling results were obtained given the free and coarse nature of gold in the Mustang Vein. The area where the Mustang Vein sharply curves yielded in general the best results including 22.65 g/t Au over 2.25 metres in hole WB-13-004, 3.93 g/t Au over 2.8 metres in hole WB-13-005 and 3.66 g/t Au over 1.5 metres in hole WB-13-002. Visible gold was observed in the first two intersections. The other results obtained in the Mustang Vein generally varied between 0.69 g/t Au over 2.7 metres and 2.3 g/t Au over 1.15 metres.

The other showings of the main stripping area also demonstrated a nice continuity in drilling as the network of gold-bearing veins and veinlets is followed over hundreds of metres laterally and down to a vertical depth of over 100 metres. Drilling returned several intersections highly anomalous in gold over metric to plurimetric widths with, at times, more interesting results, with 1.98 g/t Au over 13.4 metres including 4.14 g/t Au over 4 metres in hole WB-13-015, 6.02 g/t Au over 3.2 metres and 18.05 g/t Au over 0.8 metres in hole WB-13-025, and 5.66 g/t Au over 1 metre in hole WB-13-018. Several gold grains were observed within the mineralized intersection of hole WB-13-015. These intersections remain open laterally and at depth.

The Company is encouraged with the winter 2013 drill results. The network of gold-bearing quartz veins, which includes the Mustang Vein, shows a very good lateral and vertical continuity and the best gold intersection obtained remains totally open at depth. Surface work, including mechanical stripping, sampling and detailed mapping, is planned for the summer of 2013. Work will cover the main stripping area and the new winter 2013 line cutting grid that covers the west-northwest extension of the sequence of favourable sedimentary rocks.

During the recent quarter, the Company spent $493,000 on the Wabamisk project.

LAC PAU PROPERTY

During the recent quarter, the Company carried out a 9-hole drilling campaign totalling 2,369 metres on the Lac Pau project that it totally owns in the north part of the Caniapiscau Reservoir, in the James Bay region. Under an agreement entered into in June 2011, IAMGOLD Corporation has the option of acquiring a 50% interest in the property in consideration of payments totalling $130,000 and $6 million exploration work to be carried out over the next seven years from the date of the agreement. The property covers the Lac Pau gold corridor, a major structure followed over 12 kilometres separating intrusive rocks of the Beausac Suite from paragneisses of the Grosbois Suite. This fertile gold structure is host to several significant gold showings including the Tricorne showing (up to 9.02 g/t Au over 5 metres in channel and 3.43 g/t Au over 6 metres in drilling), the Jedi showing (up to 2.17 g/t Au over 8.5 metres in drilling, the Hope showing (up to 13.04 g/t Au over 3 metres in channel and 69.78 g/t Au (24.15 cut) over 1.2 metres in drilling), the Beausac-2 showing (14.43 g/t Au over 2 metres in channel) and the Obiwan showing (2.1 g/t Au over 5 metres in channel).

Drilling carried out in winter 2013 tested mainly the Jedi, Jedi Extension and Obiwan showings all located along the Lac Pau auriferous corridor. Five holes further tested the Jedi showing over a lateral distance of 600 metres and to vertical depths of 125 to 300 metres under surface. These holes crosscut several large zones of alteration and disseminated sulphides, which yielded intervals highly anomalous in gold over plurimetric to decametric widths. The best results were 0.51 g/t Au over 20.1 metres and 0.82 g/t Au over 18.7 metres (including 1.15 g/t Au over 11.95 metres) in hole PAU-13-061, 0.34 g/t Au over 18.5 metres, 11.5 g/t Au over 1.5 metres and 0.37 g/t Au over 21.5 metres in hole PAU-13-062 as well as 0.61 g/t Au over 23.9 metres (including 1.45 g/t Au over 7.2 metres) in hole PAU-13-063. Drilling done in the other areas failed to return significant values.

The Jedi zone consists of a very fertile structure that yielded many large intersections very anomalous in gold over more than 600 metres laterally and down to a vertical depth of 300 metres. The zone remains totally open laterally and vertically. Moreover, several kilometre-long portions of the Lac Pau corridor still remain unexplored. The Company and its partner are currently discussing the nature of upcoming work on the project.

During the recent quarter, IAMGOLD spent $535,000 on the Lac Pau project.

NEW ACQUISITION

On May 9, 2013, the Company announced that it has entered into an agreement with TerraX Minerals Inc. (“TerraX”) pursuant to which it has the option to purchase, in consideration for an amount of $2,000,000, a 2% net smelter return (NSR) royalty on the Northbelt property located in the area of Yellowknife, Northwest Territories. To obtain this option, the Company issued 20,000 shares in favour of TerraX.

In connection with this agreement, the Company has also subscribed by way of private placement for 3,617,085 units of TerraX at a price of $0.20 per unit for gross proceeds of $723,417. Each unit consists of one (1) common share of TerraX and one half of one (1/2) share purchase warrant, each whole warrant entitling the holder to purchase one (1) common share of TerraX at a price of $0.30 for a period of 36 months. With this placement, the Company holds the beneficial ownership and control of approximately 9.86% of the outstanding common shares of TerraX. Assuming the exercise of all warrants, the Company would hold approximately 14.09% of the common shares issued and outstanding of TerraX.

OUTLOOK FOR 2014

The Company will soon undertake several exploration programs on some of its projects, all located in Quebec, thus pointing to another busy year of its history. It intends to spend, alone or in partnership, during the summer and fall of 2013, over $10 million in exploration work. Work will be carried out mostly on the James Bay territory, in the Opinaca-Eastmain, Caniapiscau, La Grande and Coulon regions, on the Baie Payne and Kuujjuaq projects in the Nunavik Territory and in the vast territory of the Grenville geological province.

In the greater region of the Opinaca and Eastmain River area, the Anatacau-Wabamisk and Éléonore Régional projects will be the object of surface work (prospecting, geochemistry and mechanical stripping) during the summer and fall of 2013. In the area of the Caniapiscau Reservoir, a 1200-metre drilling program will be carried out on the Ashuanipi project to test the best mineralized showings and geophysical anomalies on the main grid and prospecting will be done on the lesser known portions of this vast property. Prospecting will also be carried out on the La Grande Est, Poste Lemoyne Extension and Lac Ménarik projects as well as on a few other projects, all located within the La Grande volcano-sedimentary belt, which stretches in an east-west direction over more than 500 kilometres between the Radisson and LG-4 areas. Work including litho-geochemical sampling and detailed mapping will also be conducted on the Coulon project.

A budget of about $1 million, financed solely by the Company, will be allocated to the prospecting and the evaluation of new exploration targets on the James Bay Territory.

The Company will also be active in Nunavik, mainly on the Baie Payne and Kuujjuaq projects. On the Baie Payne project, nearby the Kangirsuk village, on the west shore of the Ungava Bay, a 3000-metre drilling program will be conducted to test the main Ni-Cu showings as well as many EM anomalies on the property. On the Kuujjuaq project, located about 20 kilometres to the southeast of Kuujjuaq, the Company will carry out prospecting and geological reconnaissance.

The Company will also perform geological reconnaissance and prospecting for Ni-Cu-EGP mineralization within the vast Grenville geological province.

The Company is very enthusiastic about starting a new exploration season that will aim at discovering new mining camps in the James Bay, Nunavik and Grenville regions.

SELECTED FINANCIAL INFORMATION

	Three-Month Periods Ended
	May 31, 2013	May 31, 2012
	$	$
Expenses	2,696,000	1,018,000
Other income	496,000	615,000
Net earnings (loss)	(1,403,000)	275,000
Basic net earnings (loss) per share	(0,043)	0.009
Diluted net earnings (loss) per share	(0,043)	0.008

RESULTS OF OPERATIONS

COMPARAISON BETWEEN THE THREE MONTH-PERIODS ENDED MAI 31, 2013 AND 2012

Expenses

For the three-month period ended May 31, 2013, expenses totalled $2,696,000 compared to $1,018,000 for the same period of the preceding year. Variations are detailed hereafter.

During the current quarter, salaries totalled $315,000, representing an increase of $23,000 compared to the same period of the preceding year. The variation is due mainly to an increase in annual salaries paid to the employees of the Company and to the implementation of a group insurance.

For the three-month periods ended May 31, 2013 and 2012, professional and maintenance fees totalled $146,000 and $72,000, respectively. The increase results mainly from tax consultation services.

General administrative expenses totalled $237,000 during the quarter ended May 31, 2013, representing a decrease of $22,000 from the corresponding period of the preceding year. The decrease results mainly from an interest expense related to a notice of assessment from Revenu Québec posted last year and from a decrease in donations and sponsorship expenses offset by increases in tuition and office rental fees.

During the current quarter, the depreciation of property, plant and equipment totalled $25,000 compared to $16,000 for the same period of last year. The increase is mainly explained by the acquisition related to the Company’s recent moving to new premises.

General exploration costs decreased by $115,000 to reach $190,000 during the current quarter. The decrease results mainly from refundable tax credit for resources denied by Revenu Québec for the years 2008 to 2011 posted last year.

During the current quarter, the Company proceeded with write-offs of several mining properties for a total of $1,784,000 compared to $75,000 for the same quarter of last year. The variation results mainly from the following partial write-offs: Coulon ($1,150,000), Wabamisk ($400,000) and Sarcelle ($180,000). The partial write-off of the Coulon property was done on the relatively unexplored part of the property that is considered to have low discovery potential.

Other Income

For the three-month period ended May 31, 2013, other income totalled $496,000 compared to $615,000 for the same period of the previous year. Variations are detailed hereafter.

During the period ended May 31, 2013, dividends and interest decreased by $8,000. This change is due mainly to a lower level in bonds held by the Company.

Fees invoiced to partners during the current quarter totalled $61,000, representing a decrease of $164,000 from the corresponding period of the preceding year. The decrease is due mainly to important exploration work carried out with KGHM (Lac Gayot) during the first quarter of last year.

During the quarter ended May 31, 2013, the Company posted a gain on sale of available-for-sale investments of $154,000 compared to $125,000 for the same period in 2012. These gains result mainly from the sale of bonds.

For the three-month period ended May 31, 2013, the Company posted a gain on investments held for trading of $14,000 compared to nil for the same period of last year. The variation is due to the fair value revaluation of the warrants held by the Company.

Deferred Tax Recovery

For the three-month period ended May 31, 2013, the Company recognized a $797,000 deferred tax recovery compared to $678,000 for the same quarter of the preceding year. The difference is explained mainly by a less important increase in deferred tax liabilities offset by a decrease in the favourable tax impact on flow-through shares.

Net Earnings (Loss)

In light of the above, the Company recognized a net loss of $1,403,000 for the three-month period ended May 31, 2013, compared to net earnings of $275,000 for the same quarter of the preceding year.

SELECTED FINANCIAL INFORMATION

	Balance sheets as at
	May 31,	February 28,
	2013	2013
	$	$
Working capital	41,045,000	39,720,000
Mining properties	59,095,000	58,857,000
Total assets	106,787,000	104,814,000
Shareholders’ equity	93,380,000	91,892,000

LIQUIDITY AND FINANCING

As at May 31, 2013, cash amounted to $6,008,000 compared to $4,058,000 as at February 28, 2013, while the Company’s working capital totalled $41,045,000, representing an increase of $1,325,000 compared to the working capital recorded as at February 28, 2013. The variation is due mainly a flow-through private placement completed in March 2013 offset by the exploration expenses incurred in the current quarter.

From management’s point of view, the working capital as at May 31, 2013, will cover current expenditures and exploration fees in the coming year. However, the Company may, from time to time, when market and financing conditions are favourable, proceed with fundraising to fund exploration of its most important mining projects.

Operating Activities

For the quarter ended May 31, 2013, cash flows used in operating activities totalled $406,000 compared to $2,780,000 for the corresponding period of the preceding year. This variation results mainly from changes in accounts payable related to advances from partners.

Financing Activities

Cash flows provided from financing activities for the quarter ended May 31, 2013 amounted to $5,610,000 compared to $189,000 for the corresponding period of the preceding year. On March 20, 2013, the Company completed a private placement of 331,800 flow-through common shares at a price of $18.10 per share for gross proceeds of $6,006,000.

Investing Activities

For the quarter ended May 31, 2013, cash flows used in investing activities totalled $3,254,000 compared to $3,655,000 for the same quarter of the preceding year.

The Company’s investing activities consist mainly of acquisition of mining properties, capitalization of exploration costs as well as buying and selling of short-term investments.

For the current quarter, the variation of short-term investments increased liquidities by $300,000 compared to $1,251,000 for the same period of the preceding year. The variation is attributable to the subscription by way of private placement to 3,716,085 units of TerraX ($723,000).

For the current quarter, the acquisition of mining properties and the capitalization of exploration costs required disbursements of $3,520,000 compared to $5,730,000 for the same period of the preceding year. This decrease results mainly from more important exploration work carried out during last year quarter, particularly on the Coulon property.

QUARTERLY INFORMATION

The information presented thereafter details the total expenses, other income, net earnings (net loss) and the net earnings (net loss) per common share for the last eight quarters.

Period			Net Earnings	Net Earnings (Net Loss) per Share
Ended	Expenses	Other Income	(Net Loss)	Basic	Diluted
	$	$	$
05-31-2013	2,696,000	496,000	(1,403,000)	(0.043)	(0.043)
02-28-2013	2,554,000	157,000	(1,662,000)	(0.052)	(0.052)
11-30-2012	1,656,000	374,000	(847,000)	(0.026)	(0.026)
08-31-2012	1,698,000	438,000	(668,000)	(0.021)	(0.021)
05-31-2012	1,018,000	615,000	275,000	0.009	0.008
02-29-2012	1,730,000	384,000	(645,000)	(0.021)	(0.021)
11-30-2011	1,210,000	322,000	(357,000)	(0.011)	(0.011)
08-31-2011	1,556,000	465,000	(921,000)	(0.030)	(0.030)

ANALYSIS OF QUARTERLY RESULTS

As the Company’s business is in the mining exploration field, it receives no earnings from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gains on sale of investments or mining properties may vary considerably from one quarter unrelated to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

CONTRACTUAL OBLIGATIONS

There was no material change in the Company’s contractual obligations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

There was no related party transactions during the three-month period ended May 31, 2013. In the three-month period ended May 31, 2012, general administrative expenses required disbursements of $29,000. This amount has been paid to a company owned by a director.

These transactions were conducted in the normal course of operations.

CARRYING VALUE OF MINING PROPERTIES

At the end of each quarter, exploration work is reviewed to evaluate the potential of each mining property. Following this analysis, write-offs are recorded when required.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Please refer to the appropriate section of the financial statements included in our 2013 Annual Report for a complete description of our accounting policies. There have been no significant changes in the Company accounting policies and estimates since February 28, 2013 except for the changes in accounting policies listed below.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new and revised standards, along with any consequential amendments, effective March 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IAS 1 – Presentation of Financial Statements (“IAS 1”)

The Company has adopted the amendments to IAS 1 effective March 1, 2013. These amendments required the Company to group other comprehensive loss items based on whether or not they may be reclassified to net earnings or loss in the future. These changes did not result in any adjustments to other comprehensive loss or comprehensive loss.

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only of the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The adoption of IFRS 10 did not affect the Company’s financial statements.

IFRS 11 – Joint Arrangements (“IFRS 11”)

IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). We conducted a review of our working interests and determined that the adoption of IFRS 11 did not result in any change in the accounting treatment of these working interests.

IFRS 12 – Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosures that address the nature of, and risks associated with, an entity’s interests in other entities. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11. The adoption of IFRS 12 did not affect the Company’s financial statements.

IFRS 13 – Fair Value Measurement (“IFRS 13”)

IFRS 13 provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on March 1, 2013 on a prospective basis. The adaptation of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at March 1, 2013.

FUTURE ACCOUNTING CHANGES

There have been no changes in future accounting changes as described in the Company’s 2013 annual Management’s Discussion and Analysis except for the ones adopted and described in the preceding section “Changes in Accounting Policies”.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares, without par value. As at July 11, 2013, a total of 32,864,933 shares were outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at July 11, 2013, a total of 2,187,250 stock options were outstanding. The expiry dates vary from April 6, 2016 to January 15, 2023.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with IFRS in its financial statements. The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls over financial reporting to the issuers. They established the internal control over financial reporting or had it established under their supervision in order to obtain reasonable assurance about the reliability of the financial reporting and to make sure that the financial statements were being prepared in accordance with IFRS.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were changes to ICFR during the quarter ended May 31, 2013, that have materially affected, or that are reasonably likely to materially affect ICFR. No such changes were identified through their evaluation.

RISK FACTORS AND UNCERTAINTIES

There have been no significant changes in the risk factors and uncertainties the Company is facing, as described in the Company’s annual Management's Discussion and Analysis as at February 28, 2013.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

This Management’s Discussion and Analysis has been prepared as at July 11, 2013, date of the approval by the Board of Directors. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, André Gaumond, President and Chief Executive Officer of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended May 31, 2013.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is that of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: N/A.

5.3

Limitation on scope of design: N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning March 1, 2013, and ended May 31, 2013, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

July 11, 2013

/s/ André Gaumond

André Gaumond

President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Robin Villeneuve, Chief Financial Officer of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended May 31, 2013.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is that of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: N/A.

5.3

Limitation on scope of design: N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning March 1, 2013, and ended May 31, 2013, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

July 11, 2013

/s/ Robin Villeneuve

Robin Villeneuve

Chief Financial Officer